CONFIDENTIAL TREATMENT REQUESTED

BY CVENT, INC.: CVT-2

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

July 17, 2013

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Luna Bloom
Stephen Krikorian
Amanda Kim

Re:	Cvent, Inc.
Registration Statement on Form S-1
Initially filed July 8, 2013
File No. 333-189837

Ladies and Gentlemen:

On behalf of Cvent, Inc. (the “Company”), and in connection with the submission of a letter dated June 6, 2013 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 24, 2013, relating to the Company’s Draft Registration Statement on Form S-1 (File No. 377-00166) confidentially submitted to the Staff on April 29, 2013, we submit this supplemental letter to further address the Company’s responses to comments 20 and 21 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

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For the convenience of the Staff, we are providing to the Staff by courier copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

20. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

The Company supplementally advises the Staff that, on July 16, 2013, representatives of Morgan Stanley & Co. LLC, the lead underwriter for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[****] – $[****] per share (the “Preliminary Price Range”). The Preliminary Price Range does not reflect an anticipated 1-for-[****] reverse split of the Company’s common stock prior to the effective date of the offering.

Prior to July 16, 2013, the Company had only held preliminary discussions with potential underwriters regarding the possible offering ranges for the initial public offering through a request for proposal process conducted in November 2012.

The factors considered in estimating the fair value of the Company’s common stock during the period between July 2012 and June 2013 are set forth on pages 65 to 73 of the Registration Statement filed with the Commission on July 8, 2013 (the “Registration Statement”). The factors considered in estimating the fair value of the Company’s common stock after June 2013 will be set forth in the Company’s next amendment to the Registration Statement, which we expect to occur during the week of July 22, 2013.

As described on pages 67 and 72-73 of the Registration Statement, on June 17, 2013, the Company’s board of directors (the “Board”) determined that the fair value of the Company’s Common Stock was $3.00 per share as of June 17, 2013 in connection with proposed grants of stock options (the “June Grant”). The Board’s determination with respect to the June Grant was informed in part by a valuation report from the Company’s independent valuation specialist that indicated a fair value of $2.70 as of March 31, 2013 (the “Valuation Report”). In addition, the Company supplementally advises the Staff that it repurchased an outstanding warrant for common stock from a third-party at arm’s length based on an assumed common stock valuation of $3.00 per share in June 2013. Thus, the valuation underlying the June Grant was further validated by a third-party market transaction based on the value of the Company’s common stock that was proximate to the date of the award.

The Company believes that several factors contributed to the difference between the $[****] midpoint of the Preliminary Price Range and the fair value of the June Grant, including:

•

The comparable companies in the underwriters’ valuation models that resulted in the Preliminary Price Range included leading software-as-a-service (SaaS) companies, other recent SaaS IPOs and other premier travel and review companies, such as Concur, Cornerstone, Jive, LinkedIn, Netsuite, Salesforce, ServiceNow, Workday, Bazaarvoice, Demandware, Marketo, Textura, HomeAway, Priceline, TripAdvisor and Yelp (the “Preliminary Price Range Comparable Companies”). The Preliminary Price Range Comparable Companies underwent a dramatic increase in market value in recent months. For example, from the period from June 12, 2013 to July 12, 2013, the

Securities and Exchange Commission July 17, 2013 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY CVENT, INC.: CVT-2

market price of the leading SaaS companies increased a median of 13.3% and the other recent SaaS IPO companies increased a median of 19.5%. Thus, the Preliminary Price Range reflects the recent substantial market increases of the Preliminary Price Range Comparable Companies.

•

The Preliminary Price Range was based on an expanded set of guideline companies to reflect an increase in the general prominence of the Company as a SaaS-based offering as it becomes a public company. The Valuation Report was based on a more industry-specific set of comparable companies. These were Constant Contact, Responsys, Exacttarget, Active Network, Concur, ServiceNow, Salesforce and Opentable (the “Valuation Report Comparable Companies”). Three of the Preliminary Price Range Comparable Companies were previously considered by the Valuation Report. The Valuation Report Comparable Companies represented a more industry-specific set of comparables that was more consistent with the positioning of the Company prior to its increased general prominence as a SaaS-based offering as it becomes a public company.

•

Unlike the Valuation Report and the June Grant, which relied on the hybrid method of the income and the market approaches, the valuation underlying the Preliminary Price Range was driven by primarily the market approach. This change was largely due to the now accelerated proximity of the Company’s initial public offering. The Valuation Report appropriately relied on a hybrid method in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Valuation Report model was weighted to consider an income approach driven by a discounted cash flow model in addition to the market approach. As a result, the valuation model underlying the Preliminary Price Range gives more weight to current market trends, as is appropriate given the Company’s expected offering timing.

•

The Preliminary Price Range necessarily assumes that an initial public offering will ultimately occur, and a public market for the Common Stock will be created by the end of August 2013, if not earlier. It therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Valuation Report and by the Company as described in the Registration Statement. With respect to the June Grant, the Company applied a discount of 23.5% for valuation scenarios in which the Company completed an initial public offering and a discount of 15% for other scenarios, in each case based on estimates of the industry cost of capital for newly public companies in the technology industry and marketability.

•

The Preliminary Price Range assumes a successful initial public offering in August 2013 with no weighting attributed to any other outcome for the Company’s business, such as an acquisition of the Company or the Company remaining privately-held. In contrast, the Valuation Report appropriately considered a probability-weighted expected return model (“PWERM”), which models potential future liquidity events in different time horizons, including a merger or sale of the Company, and assigns probabilities to each scenario to determine the Company’s enterprise value. The Valuation Report indicated the probability of an initial public offering on September 30, 2013 at 60%, an initial public offering on December 31, 2014 at 20%, and a merger or sale of the Company in approximately five years at 20%. Notwithstanding, the Company’s Board of Directors assumed an increased probability of an initial public offering at the time of the June Grant as compared to the Valuation Report in determining the fair value of the underlying common stock and the exercise price of the option grants, but the exact timing of the Company’s initial public offering still remained somewhat ambiguous at that time.

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The Company supplementally advises the Staff that the Company intends to disclose the Preliminary Price Range in an amendment to the Registration Statement to be filed shortly before the date when it commences the marketing efforts for the proposed initial public offering, which is currently scheduled to commence on [****].

21. Please tell us your proposed IPO price range, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Please see the response to Comment No. 20 above and to Comment No. 21 in the First Response Letter.

* * * *

Securities and Exchange Commission July 17, 2013 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY CVENT, INC.: CVT-2

Please direct your questions or comments regarding the Company’s responses or the Registration Statement to Mark R. Fitzgerald or Michael C. Labriola at (202) 973-8800. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael C. Labriola

Michael C. Labriola

cc:	Lawrence Samuelson, Esq.

Cvent, Inc.

Mark R. Fitzgerald, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard D. Truesdell, Jr., Esq.

Davis Polk & Wardwell LLP